Exhibit 99.2

FOR IMMEDIATE RELEASE

Roma Green Finance Limited Announces

Closing of Its Initial Public Offering

Hong Kong – January 12, 2024 – Roma Green Finance Limited (Nasdaq: ROMA) (the “Company”), a Cayman Islands exempted company that is based in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 2,449,943 of its ordinary shares at a public offering price of $4.00 per share for aggregate gross proceeds of approximately $9,799,772 prior to deducting underwriting discounts, commissions and other related expenses. Additionally, in connection with the initial public offering, a selling shareholder sold 625,517 ordinary shares at $4.00 per share, for total gross proceeds of $2,502,068, before deducting underwriting discounts, commissions and other related expenses. The Company did not receive any of the proceeds from the sale by the selling shareholder. The ordinary shares began trading on Nasdaq Capital Market on January 9, 2024, under the ticker symbol “ROMA”.

Spartan Capital Securities, LLC (“Spartan”), acted as sole book-running manager for the offering.

A registration statement on Form F-1 relating to the Offering, as amended (File Number: 333-272555) and was declared effective by the Securities and Exchange Commission (the “SEC”) on December 29, 2023. The Offering was made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained from Spartan Capital Securities, LLC; Attn: Kim Monchik, 45 Broadway, 19th Floor, New York, NY 10006 or via email at investmentbanking@spartancapital.com or telephone at (212) 293-0123. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Roma Green Finance Limited

The Company is based in Hong Kong and is principally engaged in the provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. Its service offering mainly comprise the following: (i) Sustainability Program Development, (ii) ESG Reporting, (iii) Corporate Governance and Risk Management, (iv) Climate Change Strategies and Solutions, (v) Environmental Audit, (vi) ESG Rating Support and Shareholder Communication: The Company helps clients to review and improve their ESG / sustainability ratings with Bloomberg and other rating agencies, and (vii) Education and Training.

Additional information about the Company is available at http://www.romaesg.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These forward-looking statements include, without limitation, references to the Company’s anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the Company’s anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s Registration Statement on Form F-1 related to the public offering (SEC File No. 333-272555). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Roma Green Finance Limited

Tel: +852 2529 6878

Email: ir@roma-international.com

Mr. Rene Vanguestaine

Christensen

Tel: + 852 6686 1376

Email: rene.vanguestaine@christensencomms.com

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com